"Exemption No. 82-3998"

# Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com



Ref.:
Ole Kristian Lunde, SVP Corporate Communications, Tel: +47 22 54 44 31

Date: February 27, 2003



## ORK – Trade subject to notification: own shares

Orkla ASA has on February 26, 2003 closed a transaction with the purpose to reduce its exposure in cash settled financial derivative linked to the development in the Orkla share price with the equivalent of 135,000 shares. The transaction has been cash settled based on a share price equal to NOK 91.41. The derivative position has been linked to hedging of Orkla's share price based bonus programme and the transaction has been carried out in order to align the hedge of the bonus programme with Orkla's current exposure linked to the bonus programme.

Orkla's total shareholding of own shares after this transaction is 9,605,282. In addition, Orkla has a remaining exposure through cash settled financial derivatives equivalent to 434,400 shares linked to hedging of its share price based bonus programme.



dlw 3/11

"Exemption No. 82-3998"

# Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ole Kristian Lunde, SVP Corporate Communications, Tel: +47 22 54 44 31

Date: February 28, 2003

## ORK – Trade subject to notification: own shares

Orkla ASA has on February 27, 2003 closed a transaction with the purpose to reduce its exposure in cash settled financial derivative linked to the development in the Orkla share price with the equivalent of 120,000 shares. The transaction has been cash settled based on a share price equal to NOK 92.01.

The derivative position has been linked to hedging of Orkla's share price based bonus programme and the transaction has been carried out in order to align the hedge of the bonus programme with Orkla's current exposure linked to the bonus programme.

Orkla's total shareholding of own shares after this transaction is 9,605,282. In addition, Orkla has a remaining exposure through cash settled financial derivatives equivalent to 314,400 shares linked to hedging of its share price based bonus programme.

"Exemption No. 82-3998"

# Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90

Ref.:
Ellen W Ronæss, Shareholder Service, Tel.: +4722544430

Date: 28 February 2003

## ORK - Trade subject to notification

Primary insider, Exec.Vise President Halvor Stenstadvold, Orkla ASA, has on 28 February 2003 bought 2,500 shares in Orkla at NOK 96.75. His total shareholding is thereby increased to 12,400 shares.

Primary insider, Exec. Vise President Roar Engeland, Orkla ASA, has on 28 February 2003 bought 2,500 shares in Orkla at NOK 96.75. His total shareholding is thereby increased to 12,902 shares.